UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

VIRCO MFG. CORPORATION
Common Stock $.01 par value
(Title of Class of Securities)
927651109
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	927651109

1	NAMES OF REPORTING PERSONS:

Minerva Advisors LLC Minerva Group, LP Minerva GP, LP Minerva GP, Inc. David P. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Minerva Advisors LLC - Deleware Minerva Group, LP - Deleware Minerva GP, LP - Deleware Minerva GP, Inc. - Pennsylvania David P. Cohen - U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

Minerva Advisors LLC* - 604,315
Minerva Group, LP - 604,315
Minerva GP, LP* - 604,315
Minerva GP, Inc.* - 604,315
David P. Cohen* - 605,341

*Each of these reporting persons is deemed a beneficial owner of the 604,315 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 1,026 shares of the Issuer owned individually.

	6	SHARED VOTING POWER:

Minerva Advisors LLC - 440,133 David P. Cohen** - 440,133 **David P. Cohen is deemed a beneficial owner of the 440,133 shares of the Issuer beneficially owned by Minerva Advisors LLC.

	7	SOLE DISPOSITIVE POWER:

Minerva Advisors LLC* - 604,315
Minerva Group, LP - 604,315
Minerva GP, LP* - 604,315
Minerva GP, Inc.* - 604,315
David P. Cohen* - 605,341

*Each of these reporting persons is deemed a beneficial owner of the 604,315 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 1,026 shares of the Issuer owned individually.

	8	SHARED DISPOSITIVE POWER:

Minerva Advisors LLC - 440,133 David P. Cohen** - 440,133 **David P. Cohen is deemed a beneficial owner of the 440,133 shares of the Issuer beneficially owned by Minerva Advisors LLC.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Minerva Advisors LLC* - 1,044,448
Minerva Group, LP - 604,315
Minerva GP, LP* - 604,315
Minerva GP, Inc.* - 604,315
David P. Cohen* - 1,045,474

*Each of these reporting persons is deemed a beneficial owner of the 604,315 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 1,026 shares of the Issuer owned individually and is also deemed a beneficial owner of the 1,044,448 shares of the Issuer beneficially owned by Minerva Advisors LLC.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Minerva Advisors LLC* - 7.0%
Minerva Group, LP - 4.0%
Minerva GP, LP* - 4.0%
Minerva GP, Inc.* - 4.0%
David P. Cohen* - 7.0%

*Each of these reporting persons is deemed a beneficial owner of the 4.0% of the shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 0.01% of the shares of the Issuer owned individually and is also deemed a beneficial owner of the 7.0% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on the total of 14,998,187 shares of the Issuer's Common Stock outstanding as of December 4, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended October 31, 2015.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Minerva Advisors LLC - IA Minerva Group, LP - PN Minerva GP, LP - PN Minerva GP, Inc. - CO David P. Cohen - IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

VIRCO MFG. CORPORATION

Item 1(b)	Address of Issuer's Principal Executive Offices.

2027 Harpers Way Torrance, CA 90501

Item 2(a)	Name of Person Filing.

Minerva Advisors LLC Minerva Group, LP Minerva GP, LP Minerva GP, Inc. David P. Cohen

Item 2(b)	Address of Principal Business Office or, if none, Residence.

50 Monument Road, Suite 201 Bala Cynwyd, PA 19004

Item 2(c)	Citizenship.

David P. Cohen is a U.S. Citizen. Minerva Advisors LLC, Minerva Group, LP, and Minerva GP, LP are organized under Delaware law. Minerva GP, Inc. is organized under Pennsylvania law.

Item 2(d)	Title of Class of Securities.

Common Stock $.01 par value

Item 2(e)	CUSIP Number.

927651109

Item 3	This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).

Item 4	Ownership.

(a)	Amount beneficially owned:
Minerva Advisors LLC* - 1,044,448
Minerva Group, LP - 604,315
Minerva GP, LP* - 604,315
Minerva GP, Inc.* - 604,315
David P. Cohen* - 1,045,474

*Each of these reporting persons is deemed a beneficial owner of the 604,315 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 1,026 shares of the Issuer owned individually and is also deemed a beneficial owner of the 1,044,448 shares of the Issuer beneficially owned by Minerva Advisors LLC.

(b)	Percent of Class:
Minerva Advisors LLC* - 7.0%
Minerva Group, LP - 4.0%
Minerva GP, LP* - 4.0%
Minerva GP, Inc.* - 4.0%
David P. Cohen* - 7.0%

*Each of these reporting persons is deemed a beneficial owner of the 4.0% of the shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 0.01% of the shares of the Issuer owned individually and is also deemed a beneficial owner of the 7.0% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

(c)	Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:

Minerva Advisors LLC* - 604,315
Minerva Group, LP - 604,315
Minerva GP, LP* - 604,315
Minerva GP, Inc.* - 604,315
David P. Cohen* - 605,341

*Each of these reporting persons is deemed a beneficial owner of the 604,315 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 1,026 shares of the Issuer owned individually.

(ii) Shared power to vote or to direct the vote:

Minerva Advisors LLC - 440,133
David P. Cohen** - 440,133

**David P. Cohen is deemed a beneficial owner of the 440,133 shares of the Issuer beneficially owned by Minerva Advisors LLC.

(iii) Sole power to dispose or to direct the disposition of:

Minerva Advisors LLC* - 604,315
Minerva Group, LP - 604,315
Minerva GP, LP* - 604,315
Minerva GP, Inc.* - 604,315
David P. Cohen* - 605,341

*Each of these reporting persons is deemed a beneficial owner of the 604,315 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 1,026 shares of the Issuer owned individually.

(iv) Shared power to dispose or to direct the disposition of:

Minerva Advisors LLC - 440,133
David P. Cohen** - 440,133

**David P. Cohen is deemed a beneficial owner of the 440,133 shares of the Issuer beneficially owned by Minerva Advisors LLC.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINERVA ADVISORS LLC
Date: February 5, 2016

By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

MINERVA GROUP, LP
Date: February 5, 2016

By:		MINERVA GP, LP, its General Partner

	By:		MINERVA GP, INC., its General Partner

	By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

MINERVA GP, LP
Date: February 5, 2016

By:		MINERVA GP, INC., its General Partner

	By:		David P. Cohen, President

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

MINERVA GP, INC.
Date: February 5, 2016

By:		David P. Cohen

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

DAVID P. COHEN
Date: February 5, 2016

		By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, and Beth N. Lowson, each of The Nelson Law Firm, LLC, One North Broadway, Suite 712, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(f), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(f), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 5th day of February, 2016.

By:	/s/ David P. Cohen

David P. Cohen